Exhibit 99.1

Borr Drilling Announces Full Exercise of Underwriters’ Over-Allotment Option in U.S. Initial Public Offering

Hamilton, Bermuda — August 2, 2019 — Borr Drilling Limited (NYSE: BORR, OSE: BDRILL) (the “Company” or “Borr Drilling”) today announced that the underwriters of the Company’s previously announced U.S. initial public offering (the “Offering”) have exercised their over-allotment option in full to purchase an additional 750,000 common shares at the IPO public offering price of $9.30 per share, less underwriting discounts and commissions. As a result, the total number of shares sold in the Offering was 5,750,000, with settlement of the Offering, including the over-allotment shares, expected to occur today.

Goldman Sachs & Co. LLC and DNB Markets, Inc. are acting as joint book-running managers for the Offering.  BTIG, LLC, Citigroup Global Markets Inc., Danske Markets Inc., Evercore Group L.L.C. and Fearnley Securities, Inc. are also acting as book-running managers for the Offering.

Copies of the final prospectus relating to the Offering may be obtained from Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526 or by emailing Prospectus-ny@ny.email.gs.com or from DNB Markets, Inc., 200 Park Ave, Floor 31, New York, NY 10166, telephone: 1-212-681-3800.

A registration statement relating to this Offering was declared effective by the U.S. Securities and Exchange Commission on July 30, 2019. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This announcement does not constitute an offer to subscribe to or a solicitation of an offer to subscribe to securities in any member state within EEA in which such offer or solicitation is unlawful, unless in reliance upon applicable EEA prospectus exceptions, whereby no EEA prospectus, registration or similar action would be required within EEA.

Contact details:

Svend Anton Maier: Chief Executive Officer, Borr Drilling Management,
+47 41427129

Rune Magnus Lundetræ: Chief Financial Officer, Borr Drilling Management
+47 90088411

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.